U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A. Name of issuer or person filing ("Filer"):

KIRIN HOLDINGS COMPANY, LIMITED

B. This is [check one]:

[X]	an original filing for the Filer.

[ ]	an amended filing for the Filer.

Check the following box if you are filing this Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9):

[ ]

C. Identify the filing in conjunction with which this form is being filed:

Name of registrant:	KIRIN HOLDINGS COMPANY, LIMITED

Form type:	Exchange Offering Notification on Form CB

File number (if known):

Filed by:	KIRIN HOLDINGS COMPANY, LIMITED

Date filed (if filed
concurrently, so indicate):	August 27, 2010 (concurrent with filing of Form CB)

D. The Filer is incorporated or organized under the laws of

Japan

and has its principal place of business at

10-1 Shinkawa 2-chome, Chuo-ku Tokyo, Japan

Telephone: +81-3-5540-3424

E. The Filer designates and appoints Kirin Brewery of America LLC (the "Agent"), located at:

21241 South Western Avenue, Suite 110
Torrance, CA 90501
Telephone: (310) 381-3040

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)           Any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

(b)           Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities described on Form CB as filed within the Commission on August 27, 2010, or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB with which this Form F-X is concurrently being filed.  The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, this 27th day of August, 2010.

Filer:	Kirin Holdings Company, Limited

By:	/s/ Ryoichi Yonemura
	Name:	Ryoichi Yonemura
	Title:	General Manager
Strategic Planning Department

This statement has been signed by the following person in the capacity indicated on
August 27, 2010.

KIRIN BREWERY OF AMERICA LLC
as Agent for Service of Process for
Kirin Holdings Company, Limited

By:	/s/ Randy Higa
	Name:	Randy Higa
	Title:	President

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned KIRIN HOLDINGS COMPANY, LIMITED, a Japanese corporation, having its principal place of business at 10-1 Shinkawa 2-chome, Chuo-ku Tokyo, Japan, hereby constitutes and appoints Mr. Ryoichi Yonemura, who is currently the General Manager of the Strategic Planning Department of Kirin Holdings Company, Limited, as lawful attorney-in-fact, solely for the following purposes, and hereby confers upon such attorney-in-fact full power and authority to perform each and all of the following acts in the name of and on behalf of the undersigned.

(1)           To prepare, execute and file with the United States Securities and Exchange Commission any Form CB, Form F-X, and any amendments to any Form CB or Form F-X; and

(2)           To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of August, 2010.

KIRIN HOLDINGS COMPANY, LIMITED
a Japanese corporation

By:	/s/ Senji Miyake
	Name:	Senji Miyake
	Title:	President and CEO